UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29810/ September 21, 2011

_____

In the Matter of   :
                                                    :
FORT PITT CAPITAL FUNDS   :
680 Anderson Dr.   :
Foster Plaza Ten   :
Pittsburgh, PA 15220   :
                                                    :
(811-10495)   :
                                                    :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Fort Pitt Capital Funds filed an application on August 11, 2011, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an investment company.

On August 26, 2011, a notice of filing of the application was issued (Investment Company Act
Release No. 29770). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                                    Elizabeth M. Murphy
                                                        Secretary